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                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                             -----------------------

                                 SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section 14(d)(1)
                      of the Securities Exchange Act of 1934
                       (Amendment No. 2 - Final Amendment)
                                       and
                                 SCHEDULE 13D
                                (Rule 13d-101)
                   Information to be included in statements filed
                 pursuant to Rule 13d-1(a) and Amendments thereto
                         filed pursuant to Rule 13d-2(a)
                        Under the Securities Act of 1934

                              (Amendment No. 16)

                             -----------------------

                               MYCOGEN CORPORATION
                            (Name of Subject Company)

                             THE DOW CHEMICAL COMPANY
                               ROFAN SERVICES INC.
                                CENTEN AG INC.
                               DOW AGROSCIENCES LLC
                                      and
                          AGROSCIENCES ACQUISITION INC.
                                    (Bidder)

                                  COMMON STOCK
                          PAR VALUE $0.001 PER SHARE
        (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  628452 10 4
                     (CUSIP Number of Class of Securities)

        John Scriven              Jane M. Gootee           Brian G. Taylorson
  Vice President, General        Vice President                President
   Counsel and Secretary       Rofan Services Inc.            Centen Ag Inc.
  The Dow Chemical Company       2030 Dow Center            2030 Dow Center
      2030 Dow Center        Midland, Michigan 48674     Midland, Michigan 48674
  Midland, Michigan 48674         (517) 636-1000              (517) 636-1000
       (517) 636-1000


                  Louis W. Pribila                    Brian G. Taylorson
            Vice President, Secretary                     President
                and General Counsel              AgroSciences Acquisition Inc.
               Dow AgroSciences LLC                    2030 Dow Center
               9330 Zionsville Road                Midland, Michigan 48674
            Indianapolis, Indiana 46268                (517) 636-1000
                (317) 337-3000

                                with a copy to:

                                Scott J. Davis
                               James T. Lidbury
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                           Chicago, Illinois 60603
                               (312) 782-0600
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                               October 5, 1998
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                                  Page 1 of 5 Pages

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CUSIP No.: 628452 10 4                  14D-1
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1.   Name of Reporting Person: The Dow Chemical Company
     S.S. or I.R.S. Identification Nos. of Above Person:  38-1285128

     Name of Reporting Person:  Rofan Services Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-2853855

     Name of Reporting Person: Centen Ag Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-3355904

     Name of Reporting Person:  Dow AgroSciences LLC
     S.S. or I.R.S. Identification Nos. of Above Person:  35-1781118

     Name of Reporting Person: AgroSciences Acquisition Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:  38-3409607

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2.   Check the Appropriate Box if a Member of a Group:                (a)  / /
                                                                      (b)  / /

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3.   SEC Use Only:

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4.   Sources of Funds:  WC

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f):                                                              / /

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6.   Citizenship or Place of Organization: Delaware

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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person                       (8) Shared Voting Power
                                    39,438,813 (except Centen Ag Inc. which
                                                 beneficially owns no shares)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    39,438,813 (except Centen Ag Inc. which
                                                 beneficially owns no shares)

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     Shares (except Centen Ag Inc. which beneficially owns no shares)

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12.  Check if the Aggregate in Row (11) Excludes Certain Shares:           / /

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13.  Percent of Class Represented by Amount in Row (11):     99.31%

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14.  Type of Reporting Person:     CO (The Dow Chemical Company)
                                   CO (Rofan Services Inc.)
                                   CO (Centen Ag Inc.)
                                   OO (Dow AgroSciences LLC)
                                   CO (AgroSciences Acquisition Inc.)
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                              Page 2 of 5


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     This Amendment No. 2 (this "Amendment") amends and supplements the Tender
Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on September 4, 1998 (as amended from time to time, the "Schedule 14D-1") by AgroSciences Acquisition Inc. ("Purchaser"), The Dow Chemical Company ("TDCC"), Rofan Services Inc. ("Rofan"), Centen Ag Inc. and Dow AgroSciences LLC ("Parent"). The Schedule 14D-1 and this Amendment relate to a tender offer by Purchaser for all outstanding shares of common stock, par value $0.001 per share (including the associated preferred stock purchase rights) (the "Shares"), of Mycogen Corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits 99(a)(1) and 99(a)(2), respectively, to the Schedule 14D-1.

     This Amendment is also Amendment No. 16 to Schedule 13D of TDCC, Rofan and Parent.


SCHEDULE 13D,       ITEM 4.  PURPOSE OF TRANSACTION.
SCHEDULE 14D-1, ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The foregoing items are supplemented as follows:

     The Offer expired at 12:00 midnight, New York City time, on October 2, 1988. On October 5, 1998, Purchaser accepted for payment at the Offer Price all of the 14,672,656 Shares validly tendered and not previously withdrawn in response to the Offer. As a result, Purchaser is the beneficial owner of 99.31% of the outstanding Shares and Purchaser intends to effect on or about October 30, 1998 the short form merger of Purchaser with and into the Company.

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SCHEDULE 13D,       ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
SCHEDULE 14D-1,     ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     As a result of purchases pursuant to the Offer, the foregoing items are amended as follows:


                                 Shares
                              Beneficially             Percentage
     Name                        Owned                  of Class
     ----                     ------------             ----------
     The Dow Chemical Company   39,438,813                99.31%
     2030 Dow Center
     Midland, MI 48674
     (517) 636-1000

     Rofan Services, Inc.       39,438,813                99.31%
     2030 Dow Center
     Midland, MI 48674
     (517) 636-1000

     Centen Ag Inc.                 0                       0%
     2030 Dow Center
     Midland, MI 48674
     (517) 636-1000

     Dow AgroSciences LLC       39,438,813                99.31%
     9330 Zionsville Road
     Indianapolis, IN 46268
     (317) 337-3000

     AgroSciences Acquisition Inc.
     2030 Dow Center            39,438,813                99.31%
     Midland, MI 48674
     (517) 636-1000

     AgroSciences Acquisition Inc. is the record owner of all 39,438,813 shares reported herein. As a result of their direct and/or indirect ownership of AgroSciences Acquisition Inc., The Dow Chemical Company, Rofan Services, Inc. and Dow AgroSciences LLC may be deemed to beneficially own all of the shares owned of record by AgroSciences Acquisition Inc.


SCHEDULE 13D,       ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
SCHEDULE 14D-1,     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No. 99(a)(11) Press release issued by TDCC and Parent on October 5, 1998.

     Exhibit No. 99(a)(12) Joint Filing Agreement.

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                               SIGNATURES


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 1998.      THE DOW CHEMICAL COMPANY


                              By:    /s/ G. MICHAEL LYNCH
                                 --------------------------------------
                              Name:  G. Michael Lynch
                              Title: Vice President and Controller


                              ROFAN SERVICES INC.


                              By:    /s/ J. PEDRO REINHARD
                                 --------------------------------------
                              Name:  J. Pedro Reinhard
                              Title: President


                              CENTEN AG INC.


                              By:    /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                              Name:  Brian G. Taylorson
                              Title: President


                              DOW AGROSCIENCES LLC


                              By:    /s/ LOUIS W. PRIBILA
                                 --------------------------------------
                              Name:  Louis W. Pribila
                              Title: Vice President, Secretary and General
                                     Counsel


                              AGROSCIENCES ACQUISITION INC.


                              By:  /s/ BRIAN G. TAYLORSON
                                 --------------------------------------
                              Name:  Brian G. Taylorson
                              Title: President